UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aerkomm Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00774B 208
(CUSIP Number)

World Praise Limited

Vistra Corporation Services Center, Ground Floor NFP Building, Beach Road, Apia, Samoa

Attention: Leroy Yau

+886-2-5578-7366

with a copy to:

K&L Gates LLP

599 Lexington Avenue, New York, NY 10022

Attention: Robert S. Matlin, Esq. and David A. Bartz, Esq.

Tel: (212) 536-3900

K&L Gates

30/F, No. 95 Dun Hua S. Road, Sec. 2, Taipei 106046, Taiwan, R.O.C.

Billy M.C. Chen

Tel: +886 (2) 2326-5188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	00774B 208

1	NAME OF REPORTING PERSON World Praise Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,862,200(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,862,200(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,200(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1%(1)(2)
14	TYPE OF REPORTING PERSON
IV

(1)	Represents 3,862,200 shares of common stock, par value $0.001 per share (“Common Stock”), of Aerkomm Inc. (the “Issuer”) held by World Praise Limited (“WPL”), which may be issued by conversion of the borrowed principal issued as evidenced by a convertible bond, dated December 7, 2022 (the “Bond”), under the Investment Conversion and Bond Purchase Agreement, dated December 7, 2022 (the “Agreement”), at the option of WPL at any time while the Bond is outstanding at a conversion price equal to $6.00 per share of Common Stock. WPL is controlled by its largest shareholder and director, Mr. Leroy Yau.

(2)	The percentages reported in this Amendment No. 1 (as defined herein) are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3(d)(1)”), which includes (i) 9,869,165 shares of Common Stock issued and outstanding as of December 7, 2022 (according to the Agreement as filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 7, 2022) plus (ii) the 3,862,200 shares of Common Stock issuable upon exercise and conversion of the Bond (the “Convertible Shares”), although the Convertible Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides WPL and Mr. Yau.

CUSIP No.	00774B 208

1	NAME OF REPORTING PERSON Leroy Yau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,862,200 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,862,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)	WPL is controlled by its largest shareholder and director, Mr. Leroy Yau.

(2)	The percentages reported in this Amendment No. 1 are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1), which includes (i) 9,869,165 shares of Common Stock issued and outstanding as of December 7, 2022 (according to the Agreement as filed by the Issuer with the SEC on December 7, 2022) plus (ii) the Convertible Shares, although the Convertible Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides Mr. Yau and WPL.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the SEC by WPL and Leroy Yau (collectively, the “Reporting Persons”) on January 3, 2023 (the “Schedule 13D”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages reported in this Amendment No. 1 are based upon the deemed to be outstanding shares of Common Stock pursuant to Rule 13d-3(d)(1), which includes (i) 9,869,165 shares of Common Stock issued and outstanding as of December 7, 2022 (according to the Agreement as filed by the Issuer with the SEC on December 7, 2022) plus (ii) the Convertible Shares, although the Convertible Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2023

WORLD PRAISE LIMITED

By:	/s/ Leroy Yau
Name:	Leroy Yau
Title:	Director

/s/ Leroy Yau
Leroy Yau

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